August 2, 2024

Ryan Frazier
Chief Executive Officer
Arrived STR 2, LLC
1700 Westlake Ave. North
Suite 200
Seattle, WA 98109

        Re: Arrived STR 2, LLC
            Offering Statement on Form 1-A
            Filed July 30, 2024
            File No. 024-12474
Dear Ryan Frazier:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   John Rostom, Esq.